

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 20, 2017

Phillip Tighe
Chief Financial Officer
Blue Bird Corporation
402 Blue Bird Boulevard
Fort Valley, Georgia  31030

>    **Re:    Blue Bird Corporation**
>    **Form 10-K for the Fiscal Year Ended October 1, 2016**
>    **Filed December 15, 2016**
>    **File No. 001-36267**

Dear Mr. Tighe:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure